UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

WEBSENSE, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

947684106
(CUSIP Number)

Vector Capital IV, L.P.
Vector Capital Partners IV, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital Partners III, L.P.
Vector Capital, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105
Telephone: (415) 293-5000
Attn: David Baylor

With a copy to:

Martin A. Wellington
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	947684106
1.		Names of Reporting Persons. Vector Capital IV, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC, BK, OO (see Item 3)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,293,106 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,293,106 shares of common stock
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,106 shares of common stock
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.3%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.	947684106
1.		Names of Reporting Persons. Vector Entrepreneur Fund III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC, BK, OO (see Item 3)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,851 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,851 shares of common stock
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,851 shares of common stock
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.1%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.	947684106
1.	Names of Reporting Persons. Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,293,106 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,293,106 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,106 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	947684106
1.	Names of Reporting Persons. Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,851 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,851 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,851 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	947684106
1.	Names of Reporting Persons. Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,320,957 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,320,957 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,957 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	947684106
1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,320,957 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,320,957 shares of common stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,957 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Websense, Inc. (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at 10240 Sorrento Valley Road, San Diego, California 92121.

Item 2.  Identity and Background

a.
This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (ii) Vector Capital Partners IV, L.P., a Delaware limited partnership (“VCP IV”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), (iv) Vector Capital Partners III, L.P., a Delaware limited partnership (“VCP III”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC”, together with VC IV, VCP IV, VE III and VCP III, “Vector”) and (vi) Alexander R. Slusky, an individual (“Mr. Slusky”).  VCP IV is the sole general partner of VC IV. VCP III is the sole general partner of VE III. VC is the sole general partner of both VCP IV and VCP III.  Mr. Slusky is the Managing Member of VC. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

b.	The principal business and office address for the Reporting Persons is c/o Vector Capital Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

c.
The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account.  The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Vector.

d.	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

e.
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Slusky is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the Shares beneficially owned by Vector is $45,383,933.37. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms, borrowings under a working capital line of credit with Silicon Valley Bank or capital contributions from investors in the Vector funds, each in the ordinary course of business.

Item 4.  Purpose of Transaction

From March 28, 2013 to April  24, 2013, the Reporting Persons acquired 1,212,200 of the Shares reported herein for investment purposes and in order to better position themselves in the event they were to elect to pursue other potential transactions involving the Company, including a possible acquisition. The Reporting Persons were not actively negotiating an offer for the purchase of the Company in the process that led to the announced acquisition of the Company by Vista Equity Partners (the “Vista Acquisition”) and are therefore not Excluded Parties (as defined in the Company’s May 19, 2013 Merger Agreement with Vista Equity Partners).  After the announcement of the Vista Acquisition, the Reporting Persons acquired 1,108,757 additional Shares in an effort to build a significant position while evaluating whether to pursue a topping bid for the Company.  The Reporting Persons are continuing to evaluate their options, but currently have no plans to make a topping bid.  The Reporting Persons believe the Vista Acquisition provides attractive value to shareholders and in the absence of a higher proposal expect to tender the Shares.  The Reporting Persons ultimately expect to support the highest bid for the Company.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company, which may include without limitation, (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Shares now owned or hereafter acquired by them. The Reporting Persons may contact and consult with other stockholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger,  reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 2,293,106 Shares, making it the beneficial owner of 6.3% of the Company’s common stock.

ii.	VCP IV beneficially owns 2,293,106 Shares, making it the beneficial owner of 6.3% of the Company’s common stock.

iii.	VE III beneficially owns 27,851 Shares, making it the beneficial owner of 0.1% of the Company’s common stock.

iv.	VCP III beneficially owns 27,851 Shares, making it the beneficial owner of 0.1% of the Company’s common stock.

v.	VC beneficially owns 2,320,957 Shares, making it the beneficial owner of 6.3% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 2,320,957 Shares, making him the beneficial owner of 6.3% of the Company’s common stock.

b)
The table below sets forth for the Reporting Persons the number of Shares for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VE III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	2,293,106	2,293,106	27,851	27,851	2,320,957	2,320,957
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	2,293,106	2,293,106	27,851	27,851	2,320,957	2,320,957

c)
There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s common stock by VC IV and VC III on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares purchased in each transaction, and the purchase price per share for the shares purchased in each transaction:

Purchases by VC IV:

Date	Number of Shares Purchased	Purchase Price per Share
March 28, 2013	74,100	$ 14.99980
April 1, 2013	56,909	$ 14.96330
April 2, 2013	15,512	$ 14.98330
April 3, 2013	25,787	$ 14.99910
April 4, 2013	12,745	$ 15.00000
April 5, 2013	168,158	$ 14.94650
April 8, 2013	39,816	$ 14.96120
April 9, 2013	100,974	$ 14.99010
April 11, 2013	48,214	$ 14.99670
April 12, 2013	55,328	$ 14.99210
April 15, 2013	179,717	$ 14.75100
April 16, 2013	53,352	$ 14.43430
April 17, 2013	126,464	$ 14.34990
April 18, 2013	91,785	$ 14.46150
April 19, 2013	4,446	$ 14.49890
April 22, 2013	81,312	$ 14.51780
April 23, 2013	22,823	$ 14.87660
April 24, 2013	40,212	$ 14.89410
May 20, 2013	882,284	$ 24.74010
May 21, 2013	213,168	$ 24.75020

Purchases by VE III:

Date	Number of Shares Purchased	Purchase Price per Share
March 28, 2013	900	$ 14.99980
April 1, 2013	691	$ 14.96330
April 2, 2013	188	$ 14.98330
April 3, 2013	313	$ 14.99910
April 4, 2013	155	$ 15.00000
April 5, 2013	2,042	$ 14.94650
April 8, 2013	484	$ 14.96120
April 9, 2013	1,226	$ 14.99010
April 11, 2013	586	$ 14.99670
April 12, 2013	672	$ 14.99210
April 15, 2013	2,183	$ 14.75100
April 16, 2013	648	$ 14.43430
April 17, 2013	1,536	$ 14.34990
April 18, 2013	1,115	$ 14.46150
April 19, 2013	54	$ 14.49890
April 22, 2013	988	$ 14.51780
April 23, 2013	277	$ 14.87660
April 24, 2013	488	$ 14.89410
May 20, 2013	10,716	$ 24.74010
May 21, 2013	2,589	$ 24.75020

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated May 30, 2013, by and among VC IV, VCP IV, VE III, VCP III, VC and Alexander R. Slusky.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 30, 2013

VECTOR CAPITAL IV, L.P.
By: Vector Capital Partners IV, L.P., its General Partner

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Partner

VECTOR ENTREPRENEUR FUND III, L.P.
By: Vector Capital Partners III, L.P., its General Partner

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Partner

VECTOR CAPITAL PARTNERS IV, L.P.
By: Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL, L.L.C.

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY /s/ Alexander R. Slusky
Name: Alexander R. Slusky

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: May 30, 2013

VECTOR CAPITAL IV, L.P.
By: Vector Capital Partners IV, L.P., its General Partner

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Partner

VECTOR ENTREPRENEUR FUND III, L.P.
By: Vector Capital Partners III, L.P., its General Partner

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Partner

VECTOR CAPITAL PARTNERS IV, L.P.
By: Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL, L.L.C.

By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY /s/ Alexander R. Slusky
Name: Alexander R. Slusky